UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

ESS TECHNOLOGY, INC.

(Name of Subject Company (Issuer))

ESS TECHNOLOGY, INC.

(Names of Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK

(Title of Class of Securities)
269151 908

(CUSIP Number of Class of Securities)

Robert L. Blair
President and Chief Executive Officer
48401 Fremont Boulevard
Fremont, California 94538
(510) 492-1088

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copy to:
Peter Cohn, Esq.
Lowell D. Ness, Esq.
Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, CA 94025
(650) 614-7400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$57,861,106	$7,331

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 8,801,938 shares of common stock of ESS Technology, Inc. having an aggregate value of $57,861,106 as of November 22, 2004 will be cancelled and exchanged pursuant to the Offer. The aggregate value of the options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Exchange Act, equals $126.70 per each $1.0 million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,331	Filing party: ESS Technology, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 26, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 10. Financial Statements
Item 12. Exhibits
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT 99.(A)(1)(I)
EXHIBIT 99.(A)(1)(II)
EXHIBIT 99.(A)(1)(III)
EXHIBIT 99.(A)(1)(VII)
EXHIBIT 99.(A)(1)(VIII)
EXHIBIT 99.(A)(1)(IX)
EXHIBIT 99.(A)(1)(XIII)

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on November 26, 2004, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Commission on December 3, 2004 (the “Schedule TO”), relating to an offer (the “Offer”) by ESS Technology, Inc., a California corporation (“ESS”), to eligible optionholders to exchange, for compensatory purposes, all outstanding options (“Eligible Options”) to purchase common stock of ESS granted under ESS’s 2002 Non-Executive Stock Option Plan, 1997 Equity Incentive Plan and 1995 Equity Incentive Plan (together, the “Stock Option Plans”) for replacement options to purchase common stock of ESS, on the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options, dated November 29, 2004 (the “Offering Memorandum”).

     This Amendment No. 2 reflects amendments which were made to pages 1, 3, 6, 13, 17, 18, 19, 22, 23, 25, 27 and 30 of the Offering Memorandum attached to the Schedule TO as Exhibit (a)(1)(i); pages 2 and 4 of the Election Form attached to the Schedule TO as Exhibit (a)(1)(ii); page 1 of the Notice of Change of Election attached to the Schedule TO as Exhibit (a)(1)(iii); the first and second paragraphs of the Reminder Communication to Eligible ESS Employees attached to the Schedule TO as Exhibit (a)(1)(vii), the first and third paragraphs of the Final Reminder Communication to Certain Officers of ESS attached to the Schedule TO as Exhibit (a)(1)(viii) and the third paragraph of the Election Confirmation Statement attached to the Schedule TO as Exhibit (a)(1)(ix). The amendments are described below.

     Pages 1, 3, 6, 13, 17, 18 and 30 of the Offering Memorandum; page 4 of the Election Form; page 1 of the Notice of Change of Election; the first and second paragraphs of the Reminder Communication to Eligible ESS Employees; the first and third paragraphs of the Final Reminder Communication to Certain Officers of ESS, and the third paragraph of the Election Confirmation Statement are hereby revised to reflect that the Offer will expire at 9:00 p.m., Pacific time, on December 27, 2004 (or, if the Offer is extended, 9:00 p.m., Pacific time, on the last day of the extended Offer period).

     Pages 13 and 27 of the Offering Memorandum are hereby revised to provide that, if the Company decides to extend the Offer, it will announce the extension no later than 6:00 a.m., Pacific time, on December 28, 2004.

     Pages 22 and 23 of the Offering Memorandum are hereby revised to include selected financial data of the Company for the years ended December 31, 2003 and 2002 and for the 9 months ended September 30, 2004 and 2003 and to delete the reference to incorporate by reference into the Offering Memoranda, Item 6, Selected Financial Data, on pages 16 to 17 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2003.

     The first paragraph of Section 7 (Conditions to the Offer; Waiver of Conditions) on page 18 of the Offering Memorandum and the first paragraph of Section 17 (Extension of Offer; Termination; Amendment; Notification) on page 27 of the Offering Memorandum are hereby modified to clarify that the Company may only terminate the Offer upon the occurrence of certain listed events that are not within the direct control of the Company.

     The last paragraph of Section 7 (Conditions to the Offer; Waiver of Conditions) on page 19 of the Offering Memorandum is hereby modified to clarify that, if the Company waives any conditions to the Offer, it will do so for all options and optionholders.

     The first paragraph of Section 14 (Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options) on page 25 of the Offering Memorandum is hereby modified to discuss whether eligible directors and officers of the Company plan to participate in the Offer.

     The third complete paragraph on page 2 of the Election Form requiring participating optionholders to acknowledge that they have read the Offering Memorandum and understand all of the terms and conditions of the Offer is hereby deleted.

     This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended. The information in the Offering Memorandum, including all accompanying documents thereto, is incorporated by reference in this Amendment No. 2 to the Schedule TO in response to all items required in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 10. Financial Statements.

     Item 10 of the Schedule TO is hereby amended and restated as follows:

     (a) The information set forth in (1) the section entitled “Item 8. Financial Statements and Supplementary Data” on pages 43 to 76 of ESS’s annual report on Form 10-K for the year ended December 31, 2003 and (2) the section entitled “Item 1. Financial Statements” on pages 3 to 18 of ESS’s quarterly report on Form 10-Q for the quarter ended September 30, 2004 is incorporated by reference into this Item 10(a). Copies of the annual report and quarterly report, excluding exhibits, may be obtained free of charge upon request to ESS and may be inspected and copied free of charge at ESS’s principal executive offices. Copies of exhibits are available for a nominal fee.

     The information set forth in Section 12 of the Offering Memorandum (“Financial Information”) is incorporated by reference into this Item 10(a).

     (b) Not applicable.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(i)	Offering Memorandum dated November 29, 2004.

(a)(1)(ii)	Form of Election Form.

(a)(1)(iii)	Form of Notice of Change of Election.

(a)(1)(iv)	Form of Agreement to Grant Replacement Option.*

(a)(1)(v)	Communication to Employees from Stock Administrator Dated November 29, 2004.*

(a)(1)(vi)	Email Communication to Certain Officers of ESS Technology Dated November 29, 2004.*

(a)(1)(vii)	Reminder Communication to Eligible ESS Employees.

(a)(1)(viii)	Final Reminder Communication to Certain Officers of ESS.

(a)(1)(ix)	Election Confirmation Statement.

(a)(1)(x)	Final Election Confirmation Statement.*

(a)(1)(xi)	Email Announcement Regarding Stock Option Exchange Program Meeting.**

(a)(1)(xii)	Questions and Answers for Eligible Optionholders Regarding the Stock Option Exchange Program.**

(a)(1)(xiii)	Communication to Employees from Stock Administrator Dated December 21, 2004.

(a)(2)	The information regarding the purpose of the Offer set forth in Section 3 of the Offering Memorandum (“Purpose of the Offer; No Extraordinary Transactions; No Recommendation”) is incorporated by reference into this Item 12(a)(2).

(a)(3)-(5)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	ESS Technology, Inc. 1995 Equity Incentive Plan, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2004.

(d)(2)	ESS Technology, Inc. 1997 Equity Incentive Plan, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2003, as amended.

(d)(3)	ESS Technology, Inc. 2002 Non-Executive Stock Option Plan, previously filed as an exhibit to ESS’s Form S-8, filed with the SEC on June 6, 2002.

(d)(4)	Form of ESS Technology, Inc. 1995 Equity Incentive Plan Stock Option Agreement, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2004.

(d)(5)	Form of ESS Technology, Inc. 1997 Equity Incentive Plan Stock Option Agreement, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2004.

(d)(6)	Form of ESS Technology, Inc. 2002 Non-Executive Stock Option Plan Stock Option Agreement.*

(g)	Not applicable.

(h)	Not applicable.

*Previously filed with the Securities and Exchange Commission on the Tender Offer Statement on Schedule TO on November 26, 2004.

**Previously filed with the Securities and Exchange Commission on the Amendment No. 1 to Tender Offer Statement on Schedule TO on December 3, 2004.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

ESS Technology, Inc.

Date: December 21, 2004	/s/ Robert L. Blair

Robert L. Blair
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(i)	Offering Memorandum dated November 29, 2004.

(a)(1)(ii)	Form of Election Form.

(a)(1)(iii)	Form of Notice of Change of Election.

(a)(1)(iv)	Form of Agreement to Grant Replacement Option.*

(a)(1)(v)	Communication to Employees from Stock Administrator Dated November 29, 2004.*

(a)(1)(vi)	Email Communication to Certain Officers of ESS Technology Dated November 29, 2004.*

(a)(1)(vii)	Reminder Communication to Eligible ESS Employees.

(a)(1)(viii)	Final Reminder Communication to Certain Officers of ESS.

(a)(1)(ix)	Election Confirmation Statement.

(a)(1)(x)	Final Election Confirmation Statement.*

(a)(1)(xi)	Email Announcement Regarding Stock Option Exchange Program Meeting.**

(a)(1)(xii)	Questions and Answers for Eligible Optionholders Regarding the Stock Option Exchange Program.**

(a)(1)(xiii)	Communication to Employees from Stock Administrator Dated December 21, 2004.

(a)(2)	The information regarding the purpose of the Offer set forth in Section 3 of the Offering Memorandum (“Purpose of the Offer; No Extraordinary Transactions; No Recommendation”) is incorporated by reference into this Item 12(a)(2).

(a)(3)-(5)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

Exhibit
Number	Description
(d)(1)	ESS Technology, Inc. 1995 Equity Incentive Plan, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2004.

(d)(2)	ESS Technology, Inc. 1997 Equity Incentive Plan, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2003, as amended.

(d)(3)	ESS Technology, Inc. 2002 Non-Executive Stock Option Plan, previously filed as an exhibit to ESS’s Form S-8, filed with the SEC on June 6, 2002.

(d)(4)	Form of ESS Technology, Inc. 1995 Equity Incentive Plan Stock Option Agreement, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2004.

(d)(5)	Form of ESS Technology, Inc. 1997 Equity Incentive Plan Stock Option Agreement, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2004.

(d)(6)	Form of ESS Technology, Inc. 2002 Non-Executive Stock Option Plan Stock Option Agreement.*

(g)	Not applicable.

(h)	Not applicable.

*Previously filed with the Securities and Exchange Commission on the Tender Offer Statement on Schedule TO on November 26, 2004.

**Previously filed with the Securities and Exchange Commission on the Amendment No. 1 to Tender Offer Statement on Schedule TO on December 3, 2004.